GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1881 Page Mill Road Palo Alto, California 94304
(650) 849-5300
www.gibsondunn.com
rhansen@gibsondunn.com

April 9, 2008

Direct Dial	Client No.
(650) 849-5383	C 01198-00032
Fax No. (650) 849-5083
VIA EDGAR

Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enterprise Informatics Inc. Schedule 13E-3 File No. 005-38574 Filed March 12, 2008
Preliminary Information Statement on Schedule 14C Filed March 12, 2008 File No. 000-15935

        Dear Mr. Duchovny:

        On behalf of Enterprise Informatics Inc. (the "Company"), we transmit herewith Amendment No. 1 to the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the "Commission") on March 12, 2008 (the "Preliminary Information Statement"). In addition, enclosed is a memorandum to you from the Company by which the Company responds to the comments of the staff of the Commission's Division of Corporation Finance in the letter dated April 3, 2008 relating to: (i) the Transaction Statement on Schedule 13E-3 filed with the Commission on March 12, 2008 and (ii) the Preliminary Information Statement.

        If you have any questions regarding this letter or the enclosed memorandum, please do not hesitate to contact me at (650) 849-5383 or my colleague Jeffrey N. Petit at (650) 849-5337.

Very truly yours,
/s/ Russell C. Hansen
Russell C. Hansen
cc: James J. Moloney Jeffrey N. Petit
Enclosure

2

April 9, 2008

M E M O R A N D U M

TO:	Daniel F. Duchovny, Esq. United States Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions
FROM:	Enterprise Informatics Inc.
RE:	Enterprise Informatics Inc. Schedule 13E-3 File No. 005-38574 Filed March 12, 2008
Preliminary Information Statement on Schedule 14C Filed March 12, 2008 File No. 000-15935

        By this memorandum, Enterprise Informatics Inc. (the "Company"), responds to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in the letter dated April 3, 2008 relating to: (i) the Transaction Statement on Schedule 13E-3 filed with the Commission on March 12, 2008 and (ii) the Preliminary Information Statement on Schedule 14C filed with the Commission on March 12, 2008 (the "Preliminary Information Statement"). This memorandum is being delivered concurrently with the filing with the Commission of Amendment No. 1 to the Preliminary Information Statement (the "Amendment").

        For ease of reference, the headings and the numbered paragraphs below correspond to the headings and the numbered comment in the Staff's April 3, 2008 letter. The Company's responses are set forth in ordinary type beneath the comments of the Staff, which appears in bold type.

Preliminary Information Statement

Cover Letter

1.
Please highlight the legend at the bottom of the cover letter. See Rule 13e-3(e)(i)(iii).

        In response to the Staff's comment, the Company has highlighted in bold the legend at the bottom of the cover letter.

Summary Term Sheet, page 1

2.
We note the summary term sheet extends for seven pages and includes a large amount of information. Please revise your summary term sheet to comply with the requirements of Item 1001 of Regulation M-A.

        In response to the Staff's comment, the Company has reduced the length of and the amount of information in the summary term sheet.

Background of the Reverse Split, page 7

3.
Please provide the per-share amount of the proposals received in May, August and September 2006 (page 8).

        In response to the Staff's comment, the Company has supplemented each of the bullet points relating to the May, August and September 2006 proposals with a statement that the holders of the Company's common stock would not have been entitled to any consideration in connection with the transactions contemplated by the referenced proposal. Additional information relating to the absence of such consideration is provided in the last two sentences of the paragraph containing those bullet points.

4.
Please describe the duties of the independent committee, the scope of its authority, its members, and the period during which it served (page 11). We note, also, that the company and its outside counsel negotiated the transaction with ERP2 and its counsel: please explain in your disclosure why the independent committee did not conduct this negotiation on behalf of the company.

        In response to the Staff's comment, the Company has revised its disclosure to provide the requested information regarding the independent committee (the "Independent Committee") of the board of directors of the Company (the "Board of Directors"). In addition, in response to the Staff's comment, the Company has revised its disclosure to make clear that the Independent Committee directed the Company's officers and outside counsel with respect to the positions taken in the negotiations of the transaction with ERP2 Holdings, LLC ("ERP2") and its counsel.

5.
We note your disclosure referring to the independent committee holding several meetings between late 2007 and early 2008 (page 11). Please describe each meeting separately and include the matters discussed, whether all members were present at each meeting and whether they were joined by counsel.

        In response to the Staff's comment, the Company has revised its disclosure to describe separately each of the meetings of the Independent Committee referenced in the Staff's comment, to include the matters discussed, and to indicate, with respect to each meeting, that all members of the committee were present and that they were joined by counsel.

Purposes of and Reasons for the Reverse Split, page 15

6.
Please clarify the difference between your savings of $250,000 in legal fees associated with your securities law compliance (page 16) and the savings of $100,000 associated with your filing of various reports with the Commission (page 17).

        In response to the Staff's comment, the Company has revised the description of the $100,000 of savings referenced in the Staff's comment to specify more precisely the components of those savings. The revised disclosure makes clear that those savings do not include savings in legal fees. Savings in legal fees are separately covered by the reference to savings of $250,000 in legal fees associated with securities law compliance.

Alternatives to the Reverse Split, page 20

7.
We note elsewhere in your disclosure that none of your organizational documents nor state law provides appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

        In response to the Staff's comment, the Company has revised its disclosure to address whether the lack of appraisal rights was a factor in setting the structure for the transaction and to indicate how such factor was considered in choosing the method by which the Company will go private. The Company has also revised its disclosure to discuss whether appraisal rights would have been available had a different means of taking the Company private been chosen.

8.
Please explain how the reverse stock split ratio of 1:1,000 was determined. Please also explain whether you considered using an alternative split ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013 of Regulation M-A.

        In response to the Staff's comment, the Company has revised its disclosure to explain how the reverse stock split ratio was determined. The reverse stock split ratio of 1:1000 was initially proposed by ERP2 through its delivery to the Company on December 20, 2007 of a proposed term sheet for a financing transaction involving the effectuation of a reverse stock split at such ratio (as described in the Amendment under "Special Factors—Background of the Reverse Split—Negotiation and Approval by an Independent Committee of the Board of Directors of a Term Sheet for a Financing Transaction Between ERP2 and the Company"). Consequently, the Company has provided information regarding the determination of the reverse stock split ratio with respect to the ERP2 Filing Persons (as defined in the Amendment), as well as the Independent Committee.

        In response to the Staff's comment, the Company notes that the chosen reverse stock split ratio of 1:1,000, while expected to sufficiently reduce the total number of record holders of the Company's common stock so that the Company may seek to terminate its Exchange Act reporting obligations, will enable a substantial number of unaffiliated shareholders to retain an ownership interest in the Company following the reverse stock split. Specifically, as indicated in the Company's revised disclosure, the effectuation of the reverse stock split based on the ratio of 1:1,000 is expected to result in a reduction in the number of record holders of the Company's common stock to approximately 180, no more than approximately three of which are affiliated shareholders. We note in this regard that the value of 1,000 shares of the Company's common stock based on the closing price of the Company's common stock as quoted on the OTC Bulletin Board on April 8, 2008 was $43.00.

9.
Disclose whether your board or independent committee considered any other form of transaction that would allow you to terminate your reporting obligations, such as a tender offer.

        In response to the Staff's comment, the Company has revised its disclosure to indicate that the Independent Committee considered a tender offer by the Company for shares of its common stock as an alternative form of transaction that would allow the Company to terminate its reporting obligations. In addition, the Company has revised its disclosure to indicate that the ERP2 Filing Persons considered a tender offer by the Company for shares of its common stock as an alternative form of transaction that would allow the Company to terminate its reporting obligations.

Procedural Fairness, page 35

10.
We note your disclosure of the reasons for not obtaining any opinion from a financial advisor, not designating an unaffiliated representative to act solely on behalf of the unaffiliated security holders, and not structuring the transaction to require the approval of unaffiliated security holders. Please explain why, in light of those determinations and the fact that one security holder effectively controls the company through various means, you still believe the transaction is procedurally fair to unaffiliated security holders. Also, revise your disclosure to explain the difficulty you face in obtaining proxies from your security holders.

        In response to the Staff's comment, the Company has revised its disclosure to explain why, in light of the considerations referenced in the Staff's comment, the Independent Committee determined that the transaction is procedurally fair to unaffiliated shareholders.

        The Company has also revised its disclosure to clarify that the difficulty it faces with respect to obtaining proxies from its shareholders relates specifically to the procurement of proxies from unaffiliated shareholders. In response to the Staff's comment, the Company has revised its disclosure to explain the difficulty it faces in obtaining proxies from such shareholders.

Cautionary Statement regarding Forward-Looking Statements, page 43

11.
Please delete reference to the Private Securities Litigation Reform Act of 1995, as the safe harbor provisions of the Act are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question M.2 to the July 2001 Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

        In response to the Staff's comment, the Company has deleted reference to the Private Securities Litigation Reform Act of 1995 (specifically, reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934).

12.
We note the disclaimer that you do not assume any obligation to "publicly release the result of any revisions to these forward-looking statements..." This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise.

        In response to the Staff's comment, the Company has deleted the disclaimer noted by the Staff.

Security Ownership of Certain Beneficial Owners, page 49

13.
We note in the footnotes relating to the ERP2 Filing Persons beneficial ownership the disclaimer of beneficial ownership "except to the extent of their respective pecuniary interest therein" Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

        In response to the Staff's comment, the Company has deleted the phrase "except to the extent of their respective pecuniary interest therein."

14.
We note that you have incorporated by reference the financial statements for the year ended September 30, 2007 and the quarter ended December 31,2007. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). The pro forma data for the summarized financial information specified in paragraph (c)(l) through (c)(5) of Item 1010(c) is also required. Please revise to include the summary financial statements in the information statement.

        In response to the Staff's comment, the Company has added summary financial information required by Item 1010(c) of Regulation M-A under "Information About the Company and the ERP2 Filing Persons—Summary Financial Information." In accordance with paragraph (c)(6) of Item 1010(c), pro forma data for the summarized financial information specified in paragraph (c)(l) through (c)(5) disclosing the effects of the transaction has been omitted based on the Company's determination that such data is not material.

* * * * *

        The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Certain information relating to the ERP2 Filing Persons (as defined in the Amendment) is provided in reliance upon statements made to the Company by representatives of the ERP2 Filing Persons. In each such instance, the Company has identified in the Amendment the information provided by the ERP2 Filing Persons. The Company further acknowledges that (i) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.